UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Atlas Air Worldwide Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

049164205 (CUSIP Number)

July 12, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049164205	13G	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty High Yield Asset Partners, L.P. EIN No.: 04-3395139
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 57,544 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 57,544 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,544 Shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%**
12.	TYPE OF REPORTING PERSON PN

*	56,222 shares as of 8/25/05.
**	0.3% as of 8/25/05.

Page 2 of 13 Pages

CUSIP No. 049164205	13G	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty High Yield Partners II, L.P EIN No.: 04-3490549
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 114,464 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 114,464 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,464 Shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%**
12.	TYPE OF REPORTING PERSON PN

*	111,834 shares as of 8/25/05.
**	0.6% as of 8/25/05.

Page 3 of 13 Pages

CUSIP No. 049164205	13G	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty High Yield Partners III, L.P. EIN No.: 04-3554845
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 73,398 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 73,398 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,398 Shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%**
12.	TYPE OF REPORTING PERSON PN

*	71,712 shares as of 8/25/05.
**	0.4% as of 8/25/05.

Page 4 of 13 Pages

CUSIP No. 049164205	13G	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty Credit Opportunities, L.P. EIN No.: 51-0422167
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 696,938 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 696,938 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 696,938 Shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%**
12.	TYPE OF REPORTING PERSON PN

*	680,927 shares as of 8/25/05.
**	3.5% as of 8/25/05.

Page 5 of 13 Pages

CUSIP No. 049164205	13G	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brant Point II CBO 2000-1 Ltd. EIN No.: N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 16,530 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 16,530 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,530 Shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%**
12.	TYPE OF REPORTING PERSON CO

*	16,150 shares as of 8/25/05.
**	0.1% as of 8/25/05.

Page 6 of 13 Pages

CUSIP No. 049164205	13G	Page 7 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Prospect Harbor Credit Partners, L.P. EIN No.: 20-0606486
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 54,559 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 54,559 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,559 Shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%**
12.	TYPE OF REPORTING PERSON PN

*	51,588 shares as of 8/25/05.
**	0.3% as of 8/25/05.

Page 7 of 13 Pages

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Atlas Air Worldwide Holdings, Inc. (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 2000 Westchester Avenue, Purchase, NY 10577.

Item 2	(a).	Name of Person Filing

This statement is being filed on behalf of Sankaty High Yield Asset Partners, L.P, a Delaware limited partnership (“Sankaty I”), Sankaty High Yield Partners II, L.P., a Delaware limited partnership (“Sankaty II”), Sankaty High Yield Partners III, L.P., a Delaware limited partnership (“Sankaty III”), Sankaty Credit Opportunities, L.P., a Delaware limited partnership (“SCO”), Brant Point II CBO 2000-1 Ltd., a Cayman Islands limited liability company (“BP II”), and Prospect Harbor Credit Partners, L.P., a Delaware limited partnership (“PH”).

Sankaty Advisors, LLC (“Sankaty Advisors”), a Delaware limited liability company, is the investment sub-adviser to Sankaty I, and the investment adviser to each of Sankaty II, Sankaty III, SCO, BP II, and PH; provided, however, Sankaty Advisors does not have voting power or investment power with respect to Sankaty I, Sankaty II, Sankaty III, SCO or PH. Mr. Jonathan S. Lavine is the manager of Sankaty Advisors. Sankaty High Yield Asset Investors, LLC (“Sankaty HIYA”), a Delaware limited liability company, is the general partner of Sankaty I. Sankaty Investors, LLC (“Sankaty Investors”), a Delaware limited liability company, is the managing member of Sankaty HIYA. Sankaty High Yield Asset Investors II, LLC (“Sankaty HIYA II”), a Delaware limited liability company, is the general partner of Sankaty II. Sankaty Investors II, LLC (“Sankaty Investors II”), a Delaware limited liability company, is the managing member of Sankaty HIYA II. Sankaty High Yield Asset Investors III, LLC (“Sankaty HIYA III”), a Delaware limited liability company, is the general partner of Sankaty III. Sankaty Investors III, LLC (“Sankaty Investors III”), a Delaware limited liability company, is the member of Sankaty HIYA III. Sankaty Credit Opportunities Investors LLC (“Sankaty Credit Investors”), a Delaware limited liability company, is the general partner of SCO. Sankaty Credit Member, LLC (“Sankaty Credit Member”) is the managing member of Sankaty Credit Investors. Prospect Harbor Investors LLC (“PHI”), a Delaware limited liability company is the general partner of PH. Sankaty Credit Member is the managing member of PHI. Mr. Jonathan S. Lavine is the managing member of each of Sankaty Investors, Sankaty Investors II, Sankaty Investors III and Sankaty Credit Member.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of Sankaty I, Sankaty II, Sankaty III, SCO, and PH is 111 Huntington Avenue, Boston, Massachusetts 02199. The principal business address of BP II is P.O. Box 309, Ugland House, South Church Street, Grand Cayman, Cayman Islands.

Page 8 of 13 Pages

Item 2	(c).	Citizenship

Each of Sankaty I, Sankaty II, Sankaty III , SCO, and PH is organized under the laws of the State of Delaware. BP II is organized under the laws of the Cayman Islands. Mr. Jonathan S. Lavine is a citizen of the United States of America.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is New Common Stock, par value $0.01 per share (“Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 049164205.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

		☒	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4	(a).	Amount beneficially owned

As of the close of business on July 12, 2005, Sankaty I owned 57,544 shares of Common Stock of the Company. Sankaty HIYA is the general partner of Sankaty I. Sankaty Investors is the managing member of Sankaty HIYA. Sankaty Advisors is the investment sub-adviser to Sankaty I but it does not have voting power or investment power with respect to the Common Stock of the Company owned by Sankaty I. Mr. Jonathan S. Lavine is the managing member of Sankaty Investors and the manager of Sankaty Advisors.

As of the close of business on July 12, 2005, Sankaty II owned 114,464 shares of Common Stock of the Company. Sankaty HIYA II is the general partner of Sankaty II. Sankaty Investors II is the managing member of Sankaty HIYA II. Sankaty Advisors is the investment adviser to Sankaty II but it does not have voting power or investment power with respect to the Common Stock of the Company owned by Sankaty II. Mr. Jonathan S. Lavine is the managing member of Sankaty Investors II and the manager of Sankaty Advisors.

Page 9 of 13 Pages

As of the close of business on July 12, 2005, Sankaty III owned 73,398 shares of Common Stock of the Company. Sankaty HIYA III is the general partner of Sankaty III. Sankaty Investors III is the managing member of Sankaty HIYA III. Sankaty Advisors is the investment adviser to Sankaty III but it does not have voting power or investment power with respect to the Common Stock of the Company owned by Sankaty III. Mr. Jonathan S. Lavine is the managing member of Sankaty Investors III and the manager of Sankaty Advisors.

As of the close of business on July 12, 2005, SCO owned 696,938 shares of Common Stock of the Company. Sankaty Credit Investors is the general partner of SCO. Sankaty Credit Member is the managing member of Sankaty Credit Investors. Sankaty Advisors is the investment adviser to SCO but it does not have voting power or investment power with respect to the Common Stock of the Company owned by SCO. Mr. Jonathan S. Lavine is the managing member of Sankaty Credit Member and the manager of Sankaty Advisors.

As of the close of business on July 12, 2005, BP II owned 16,530 shares of Common Stock of the Company. Sankaty Advisors is the investment adviser to BP II and it has investment power with respect to the Common Stock of the Company owned by BP II. Mr. Jonathan S. Lavine is the manager of Sankaty Advisors.

As of the close of business on July 12, 2005, PH owned 54,559 shares of Common Stock of the Company. PHI is the general partner of PH. Sankaty Credit Member is the managing member of PHI. Sankaty Advisors is the investment adviser to PH but it does not have voting power or investment power with respect to the Common Stock of the Company owned by PH. Mr. Jonathan S. Lavine is the managing member of Sankaty Credit Member and the manager of Sankaty Advisors.

As of the close of business on August 25, 2005, Sankaty I owned 56,222 shares of Common Stock of the Company, Sankaty II owned 111,834 shares of Common Stock of the Company, Sankaty III owned 71,712 shares of Common Stock of the company, SCO owned 680,927 shares of Common Stock of the Company, BP II owned 16,150 shares of Common Stock of the Company, and PH owned 51,588 shares of Common Stock of the Company.

No person other than the respective owner referred to herein of the shares of Common Stock of the Company is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

Item 4	(b).	Percent of Class

As of the close of business on July 12, 2005, Sankaty I owned 0.3% of the Common Stock outstanding of the Company, Sankaty II owned 0.6% of the Common Stock outstanding of the Company, Sankaty III owned 0.4% of the Common Stock outstanding of the Company, SCO owned 3.5% of the Common Stock outstanding of the Company, BP II owned 0.1% of the Common Stock outstanding of the Company, and PH owned 0.3% of the Common Stock outstanding of the Company. Together, as of the close of business on July 12, 2005, Sankaty I, Sankaty II, Sankaty III, SCO, BP II, and PH owned 5.1% of the Common Stock outstanding of the Company.

Page 10 of 13 Pages

As of the close of business on August 25, 2005, Sankaty I owned 0.3% of the Common Stock outstanding of the Company, Sankaty II owned 0.6% of the Common Stock outstanding of the Company, Sankaty III owned 0.4% of the Common Stock outstanding of the Company, SCO owned 3.5% of the Common Stock outstanding of the Company, BP II owned 0.1% of the Common Stock outstanding of the Company, and PH owned 0.3% of the Common Stock outstanding of the Company. Together, as of the close of business on August 25, 2005, Sankaty I, Sankaty II, Sankaty III, SCO, BP II, and PH owned 5.0% of the Common Stock outstanding of the Company.

Item 4	(c).	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

Sankaty I	57,544
Sankaty II	114,464
Sankaty III	73,398
SCO	696,938
BP II	16,530
PH	54,559

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of:

Sankaty I	57,544
Sankaty II	114,464
Sankaty III	73,398
SCO	696,938
BP II	16,530
PH	54,559

(iv) shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Page 11 of 13 Pages

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: August 30, 2005

SANKATY ADVISORS, LLC

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Manager

SANKATY HIGH YIELD ASSET PARTNERS, L.P.

By:	Sankaty High Yield Asset Investors, LLC, its general partner
By:	Sankaty Investors, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

SANKATY HIGH YIELD PARTNERS II, L.P.

By:	Sankaty High Yield Asset Investors II, LLC, its general partner
By:	Sankaty Investors II, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

SANKATY HIGH YIELD PARTNERS III, L.P.

By:	Sankaty High Yield Asset Investors III, LLC, its general partner
By:	Sankaty Investors III, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

Page 12 of 13 Pages

SANKATY CREDIT OPPORTUNITIES, L.P.

By:	Sankaty Credit Opportunities Investors, LLC, its general partner
By:	Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

PROSPECT HARBOR CREDIT PARTNERS, L.P.

By:	Prospect Harbor Investors, LLC, its general partner
By:	Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

Page 13 of 13 Pages